UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

AMEDISYS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

023436108
(CUSIP Number)

January 14, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,382,388
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,382,388
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,388
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,518,900
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,518,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON Conan Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,518,900
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,518,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 023436108

Item 1(a).	Name of Issuer:

Amedisys, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5959 S. Sherwood Forest Blvd.
Baton Rouge, LA 70816

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by North Tide Capital Master, LP (the "Master Fund"), North Tide Capital, LLC ("North Tide") and Conan Laughlin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 500 Boylston Street, Suite 1860, Boston, Massachusetts 02116.

Item 2(c).	Citizenship:

The Master Fund is organized under the laws of the Cayman Islands.  North Tide is organized under the laws of the State of Massachusetts. Mr. Laughlin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

023436108

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

CUSIP NO. 023436108

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of January 21, 2016. The percent of class is based upon 33,691,200 Shares outstanding as of November 2, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

(a)	Amount beneficially owned:

North Tide Capital Master, LP - 1,382,388 Shares

North Tide Capital, LLC - 1,518,900 Shares

Conan Laughlin - 1,518,900 Shares

(b)	Percent of class:

North Tide Capital Master, LP – Approximately 4.1%

North Tide Capital, LLC – Approximately 4.5%

Conan Laughlin – Approximately 4.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: **

North Tide Capital Master, LP - 0 Shares

North Tide Capital, LLC - 0 Shares

Conan Laughlin - 0 Shares

(ii)	Shared power to vote or to direct the vote: **

North Tide Capital Master, LP - 1,382,388 Shares

North Tide Capital, LLC - 1,518,900 Shares

Conan Laughlin - 1,518,900 Shares

CUSIP NO. 023436108

(iii)	Sole power to dispose or direct the disposition of: **

North Tide Capital Master, LP - 0 Shares

North Tide Capital, LLC - 0 Shares

Conan Laughlin - 0 Shares

(iv)	Shared power to dispose or to direct the disposition of: **

North Tide Capital Master, LP - 1,382,388 Shares

North Tide Capital, LLC - 1,518,900 Shares

Conan Laughlin - 1,518,900 Shares

** Shares reported herein for North Tide represent Shares which are beneficially owned by the Master Fund, as reported herein, and the 136,512 Shares which are beneficially owned by a managed account entity (the "Account"). North Tide serves as investment manager to both the Master Fund and the Account and may be deemed to beneficially own the Shares directly owned by both the Master Fund and the Account. Shares reported herein for Mr. Laughlin represent the above referenced Shares beneficially owned by the Master Fund and the Account. Mr. Laughlin serves as the Manager of North Tide and may be deemed to beneficially own the Shares directly owned by both the Master Fund and the Account.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP NO. 023436108

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 16, 2015.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 023436108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2016

North Tide Capital Master, LP

By:	North Tide Capital GP, LLC its General Partner

By:	/s/ Conan Laughlin
Conan Laughlin, Manager

North Tide Capital, LLC

By:	/s/ Conan Laughlin
Conan Laughlin, Manager

/s/ Conan Laughlin
Conan Laughlin, Individually